                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of February, 1998,
                                 Zindart Limited
                 (Translation of registrant's name into English)

             Flat C & D, 25/F., Block 1, Tai Ping Industrial Centre,
                   57, Ting Kok Road, Tai Po, N.T., Hong Kong
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X        Form 40-F
                          ---                   ---
        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X              No
                    ---                  ---

        If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      N/A

                                 ZINDART LIMITED
                                    FORM 6-K

                                TABLE OF CONTENTS

                                                                                SEQUENTIAL PAGE
Press Release Issued February 17, 1998.....................................................  3

Supplemental Information...................................................................  5

        Acquisition or Disposition of Assets...............................................  5

        Sales of Equity Securities Pursuant to Regulation S................................  7

Pro Forma Financial Data...................................................................  8

        Pro Forma Consolidated Statement of Operations for the Year Ended
        March 31, 1997 and the Nine Months Ended December 31, 1997 (unaudited).............  8

        Pro Forma Consolidated Balance Sheet at December 31, 1997.......................... 10

Hua Yang Financial Statements.............................................................. 12

        Report of Independent Public Accountants........................................... 12

        Consolidated Balance Sheets -- audited as of March 31, 1996 and 1997 and unaudited as of December 31, 1997.............................................. 13

        Consolidated Statements of Operations -- audited for the three-month period ended March 31, 1995 and each of the two years ended
        March 31, 1996 and 1997 and unaudited for the nine-month periods ended December 31, 1996 and 1997................................................... 14

        Consolidated Statement of Cash Flows -- audited for the three-month period ended March 31, 1995 and each of the two years ended
        March 31, 1996 and 1997 and unaudited for the nine-month periods ended December 31, 1996 and 1997................................................... 15

        Consolidated Statement of Changes in Shareholders' Equity -- audited for the three-month period ended March 31, 1995 and each of the two years ended March 31, 1996 and 1997 and unaudited for the nine-month periods ended December 31, 1996 and 1997........................................... 17

        Notes to Consolidated Financial Statements......................................... 18

                                  PRESS RELEASE

                 ZINDART LIMITED COMPLETES HUA YANG ACQUISITION

Tuesday, FEBRUARY 17, 1998

HONG KONG--Zindart Limited, a Hong Kong corporation (NASDAQ: ZNDTY), announced today that it has completed the acquisition of Hua Yang Holdings Co., Ltd., a leading printer and manufacturer of hand-made books, specialty packaging and other paper products.

The total consideration for the acquisition was $35.0 million in cash and up to 1,000,000 new Zindart ordinary shares; however, up to 333,333 of such shares will be issued only in the event that Hua Yang achieves certain performance benchmarks during the two fiscal years ending March 31, 1999. The cash portion of the transaction was substantially funded by a syndicate of lenders through a new $30.0 million revolving credit facility that was arranged by Credit Suisse First Boston, Hong Kong Branch.

Feather Fok, Chief Operating Officer and Chief Financial Officer of Zindart, stated, "The acquisition of Hua Yang is a logical extension of Zindart's core business because both companies produce quality hand-assembled products in large quantities utilizing similar manufacturing philosophies and processes. We have an added advantage of knowing Hua Yang well because it supplies box packaging to two of our core customers, Hallmark and Mattel."

With headquarters in Hong Kong, Hua Yang has production facilities in the nearby city of Shenzhen in the People's Republic of China. For the nine months ended December 31, 1997, Hua Yang earned a net profit of $3.8 million as compared to a net profit of $2.3 million for the nine months ended December 31, 1996, an increase of 64.6%. Hua Yang's net sales for the 1997 period were $32.8 million as compared to $26.7 million in the 1996 period, an increase of 23.0%. Such net sales in both periods were largely generated through the production of "pop-up" books, novelty books and board books for many of the world's leading publishing houses and independent concept packagers. Hua Yang's packaging business, which focuses on high value-added packaging boxes that involve complicated printing techniques and hand assembly, also contributed significantly to net sales. Hua Yang's gross margin for the 1997 period was 32.4% as compared to 30.0% in the 1996 period.

Founded in 1978, Zindart is a Hong Kong-based manufacturer of high-quality detailed metal die-cast and plastic injection-molded collectibles, ornaments and toys. Its major customers are in the United States.

Zindart prepares its financial results in U.S. dollars in accordance with U.S. GAAP.

FOR INFORMATION CONTACT:

        Feather Fok
        Chief Operation and Financial Officer
        Zindart Limited
        011-852-2666-1742
        investor@zindart.com

        -or-

        Deborah Passik
        William Dunk Partners, Inc.
        919-929-4100

                            SUPPLEMENTAL INFORMATION

ACQUISITION OR DISPOSITION OF ASSETS

        This supplemental information contains forward looking statements that involve risks and uncertainties relating to the acquisition by Zindart Limited, a Hong Kong corporation ("Zindart") of Hua Yang Holdings Co., Ltd., a Cayman Islands corporation ("Hua Yang"), including, in addition to those discussed elsewhere in this Form 6-K and without limitation, risks relating to the possibility that integration of the operations, financial control systems, corporate cultures, technologies, products and employees of Zindart and Hua Yang might not occur as anticipated; that the synergies expected to result from the merger described below might not occur as anticipated; that management's attention might be diverted from day-do-day business activities; and other risks described in Zindart's Annual Report on Form 20-F for the year ended March 31, 1997 (the "Form 20-F") and the Prospectus contained in the Company's Registration Statement on Form F-1, dated February 17, 1998 (the "Prospectus"), both of which are incorporated herein by reference. Actual results and developments may differ materially from those anticipated or described in this supplemental information. The Company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

        Hua Yang is a leading printer and manufacturer of hand-made books, specialty packaging and other paper products located in the People's Republic of China ("PRC").

        In February 1998, Zindart acquired 100% of the outstanding capital stock of Hua Yang (the "Hua Yang Acquisition"). Zindart entered into an Exchange Agreement (the "Exchange Agreement") with Hua Yang ("Parent"), Hua Yang Printing Holdings Co., ("Subsidiary"), HYP Holdings Limited ("HYP"), Karl Chan (BVI) Holdings Limited ("Chan Holdings"), Karl Chan ("Chan") (HYP, Chan Holdings and Chan are hereinafter collectively referred to as the "Hua Yang Shareholders"), certain investment funds operated by ChinaVest Limited ("ChinaVest") and by Advent International Corporation ("Advent") that are shareholders of HYP (the "Principal HYP Shareholders") and ChinaVest Management Limited, as the Agent on behalf of the Hua Yang Shareholders and the Principal HYP Shareholders.

        Pursuant to the Exchange Agreement, the Hua Yang Shareholders exchanged all of Parent's outstanding ordinary shares and preferred shares for $35.0 million in cash and up to 1,000,000 Shares (collectively, The "Acquisition Consideration"). Of the 1,000,000 Shares, 666,667 were issued at the closing of the acquisition and placed in escrow for a period of six months to secure the indemnification obligations of Hua Yang, the Hua Yang Shareholders, ChinaVest and certain funds managed by Advent under the Exchange Agreement. The remaining 333,333 Shares will remain unissued until completion of an independent audits of Hua Yang's financial results for the two years ending March 31, 1999. Upon completion of the audits, a portion of such Shares will be issued to the extent that Hua Yang's earnings before interest expense (net of interest income), provision (benefit) for income taxes, depreciation and amortization ("EBITDA") for such two-year period exceed $12.48 million (the "Earn Out"). All of such Shares will be issued if Hua Yang's EBITDA for such two-year period equals or exceeds $15.6 million.

        The Exchange Agreement contains detailed representations, warranties and covenants by each of Subsidiary, Parent, the Hua Yang Shareholders and the Principal HYP Shareholders relating to the business, assets and financial condition of Subsidiary and Parent, including the joint ventures Shenzhen Huaxuan Printing Product Co., Ltd., and Guangzhou Jin Yi Advertising Company Ltd. The representations and warranties terminate on the second anniversary of the closing date. Each of the Hua Yang Shareholders and the Principal HYP Shareholders is jointly and severally liable for the accuracy of such representations and warranties up to a maximum amount equal to the pro rata portion of the Acquisition Consideration received by such Hua Yang Shareholder (plus its portion of certain permitted redemptions of Parent preferred shares prior to the closing) or Principal HYP Shareholder. Generally, no claim may be made against any of the Hua Yang Shareholders and Principal HYP Shareholders in respect of a breach of a representation or warranty until the aggregate amount of all claims exceed $2.0 million. Certain representations and warranties, including those involving due organization and valid existence, capitalization, Parent's financial statements, bank accounts, real property, tax matters, employee benefit plans and related party transactions, are not subject to this deductible threshold.

        The Hua Yang Acquisition, which was approved by committee of independent members of Zindart's board of directors, closed in February 1998. As a condition to the closing, Zindart received: (i) a legal opinion relating to Subsidiary, Parent and the joint ventures; (ii) an opinion from Van Kasper & Company as to the fairness of the transaction from a financial point of view to Zindart's shareholders; and (iii) a release executed by each of the Hua Yang Shareholders and the Principal HYP Shareholders in favor of Zindart, Parent and Subsidiary of all claims arising prior to the closing date in their capacities as a shareholder, officer or director of Parent or Subsidiary.

        Pursuant to the Exchange Agreement, each of the Hua Yang Shareholders agreed that, for a period of two years from the closing date, it will not directly or indirectly engage in the business of manufacturing or selling die-cast, injection-molded products, hand-made books, specialty packaging and other paper products or any similar business in Hong Kong, the PRC and other countries. Zindart also granted certain demand registration rights in connection with the Ordinary Shares (or American Depositary Shares issuable upon exchange thereof) issued or to be issued as part of the Acquisition consideration. Such Ordinary Shares were issued pursuant to exemptions from the registration requirements of the Securities Act provided by Regulation S and Regulation D thereunder.

        Zindart financed $30.0 million of the cash portion of Acquisition Consideration and related fees and expenses from a credit facility syndicated by Credit Suisse First Boston, Hong Kong Branch (the "Credit Facility"). The remaining cash was provided by Zindart's working capital.

        Zindart's majority shareholder is ZIC Holdings Limited, a Cayman Islands corporation ("ZICHL"), which is in turn controlled by ChinaVest. Prior to the acquisition, Hua Yang's majority shareholder was HYP Holdings Limited, a Cayman Islands corporation, which is also controlled by ChinaVest. As a result, the Hua Yang Acquisition is accounted for (i) as to the interest in Hua Yang beneficially owned by ChinaVest, as a reorganization of companies under common control (similar to a pooling of interests), and (ii) as to the remaining beneficial interest in Hua Yang, as an acquisition.

        The Hua Yang Acquisition will result in approximately $504,000 of estimated transaction costs being expensed in the quarter ended March 31, 1998. The remaining estimated transaction costs of $696,000 are included in the estimated goodwill of $12.2 million associated with the acquisition, which will be capitalized and amortized over 20 years. The Company estimates that the amortization of goodwill will be approximately $83,000 in the quarter ended March 31, 1998 and $152,000 per quarter in future quarters.

SALES OF EQUITY SECURITIES PURSUANT TO REGULATION S

        The Company issued 23,333 Ordinary Shares (the "Reg S Shares") on February 10, 1998 in connection with the Hua Yang Acquisition. The Reg S Shares were distributed directly to Chan Holdings and Chan and no underwriter was involved in the distribution of the Reg S Shares. The Reg S Shares were sold pursuant to the Exchange Agreement in exchange for the 3.5% of the outstanding securities of Hua Yang held by Chan Holdings and Chan and were not offered to the public. The Company claimed an exemption from registering the Reg S Shares under the Securities Act pursuant to Regulation S because Chan Holdings is a British Virgin Islands corporation and Chan is a citizen of Hong Kong.

                            PRO FORMA FINANCIAL DATA
                                 (IN THOUSANDS)

     The following unaudited pro forma consolidated statement of operations data give effect to the Hua Yang Acquisition as if it had occurred (i) on April 1, 1996 for the year ended March 31, 1997 and (ii) on April 1, 1997 for the nine months ended December 31, 1997, with the expenses relating to the acquisition recorded in the nine months ended December 31, 1997. The unaudited pro forma consolidated balance sheet data give effect to the Hua Yang Acquisition as if it had occurred on December 31, 1997. The unaudited pro forma financial data set forth below reflect pro forma adjustments that are based upon available information and certain assumptions that the Company believes are reasonable. The unaudited pro forma financial data are not necessarily indicative of the results that would have been achieved had such transaction been consummated as of the dates indicated or the results that may be achieved in the future. The following unaudited pro forma consolidated financial data should be read in conjunction with "The Hua Yang Acquisition," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Senior Credit Facility" and the Consolidated Financial Statements of the Company and the notes thereto contained elsewhere in the Prospectus.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                                                   YEAR ENDED MARCH 31, 1997
                                                           -----------------------------------------
                                                                            PRO FORMA
                                                           RESTATED(A)     ADJUSTMENTS     PRO FORMA
                                                           -----------     -----------     ---------
Net sales................................................   $  95,616        $             $  95,616
Cost of goods sold.......................................     (69,388)                       (69,388)
                                                              -------                         ------
  Gross profit...........................................      26,228                         26,228
Selling, general and administrative expenses.............     (14,833)          (303)(b)     (15,136)
Interest expenses........................................      (1,150)        (2,410)(d)      (3,560)
Interest income..........................................         272           (272)(d)          --
Other income (expenses), net.............................         340                            340
Amortization of goodwill.................................         (10)          (605)(c)        (615)
                                                              -------                         ------
  Income before income taxes.............................      10,847                          7,257
Provision for income taxes...............................        (781)                          (781)
                                                              -------                         ------
  Income before minority interests.......................      10,066                          6,476
Minority interests.......................................      (2,920)         2,033(e)         (887)
                                                              -------                         ------
  Net income.............................................   $   7,146                      $   5,589
                                                              =======                         ======

                                                              NINE MONTHS ENDED DECEMBER 31, 1997
                                                           -----------------------------------------
                                                                            PRO FORMA
                                                           RESTATED(A)     ADJUSTMENTS     PRO FORMA
                                                           -----------     -----------     ---------
Net sales................................................   $  88,773        $             $  88,773
Cost of goods sold.......................................     (61,393)                       (61,393)
                                                           -----------                     ---------
  Gross profit...........................................      27,380                         27,380
Selling, general and administrative expenses.............     (14,691)          (228)(b)     (14,919)
Interest expense.........................................        (297)        (1,258)(d)      (1,555)
Interest income..........................................         815           (815)(d)          --
Other income (expense), net..............................         155           (504)(f)        (349)
Amortization of goodwill.................................          (7)          (457)(c)        (464)
                                                           -----------                     ---------
  Income before income taxes.............................      13,355                         10,093
Provision for income taxes...............................      (1,221)                        (1,221)
                                                           -----------                     ---------
  Income before minority interests.......................      12,134                          8,872
Minority interests.......................................      (3,303)         2,697(e)         (606)
                                                           -----------                     ---------
  Net income.............................................   $   8,831                      $   8,266
                                                            =========                       ========

---------------

(a) The financial statements of the Company include approximately 42% of the results of Hua Yang to give retroactive effect to the Hua Yang Acquisition as a reorganization of companies under common control, similar to a pooling of interests. See "The Hua Yang Acquisition -- Accounting Treatment" in the Prospectus.

(b) To record amortization of underwriting and management fees, which aggregate approximately $850,000, over three years and an annual agency fee of $20,000 with respect to the Credit Facility.

(c) To record amortization of goodwill resulting from the Hua Yang Acquisition over 20 years:

                                                                  YEAR ENDED      NINE MONTHS ENDED
                                                                MARCH 31, 1997    DECEMBER 31, 1997
                                                                --------------   -------------------
      Purchase consideration(1)................................    $ 43,833            $43,833
      Estimated transaction cost related to the Hua Yang
        Acquisition............................................       1,200              1,200
                                                                    -------            -------
                                                                     45,033             45,033
      Less: Net tangible assets of Hua Yang (excluding
        goodwill) after adjustment for the redemption of
        certain outstanding preferred stock for $5.0 million...     (24,023)           (24,023)
                                                                    -------            -------
                                                                     21,010             21,010
      Ownership of Hua Yang not held under common control......        57.6%              58.0%
                                                                    -------            -------
      Goodwill.................................................    $ 12,107            $12,190
                                                                    =======            =======
      Periodic amortization....................................    $    605            $   457
                                                                    =======            =======

      (1) Includes $35.0 million in cash and 666,667 Shares (after excluding 333,333 Shares to be issued subject to the Earn-Out) issued at a price, assumed for the purpose of the acquisition, of $13.25 per Share.

(d) To provide for interest expenses that would have been incurred under the Credit Facility and the reduction of interest income due to utilization of cash for the payment of the Hua Yang Acquisition consideration and the redemption of certain outstanding preferred stock by Hua Yang. See "The Hua Yang Acquisition" and "Description of Senior Credit Facility" in the Prospectus.

(e) To reverse minority interests in the results of Hua Yang relating to shareholdings in Hua Yang other than those held under common control. The adjusted minority interests represents Zindart's minority equity interests in its mold-making subsidiaries.

(f) To record approximately 42% of the transaction costs related to the Hua Yang Acquisition, in respect of the portion of the acquisition accounted for as reorganization of companies under common control, in the nine months ended December 31, 1997. For the purposes of this presentation, no such costs were recorded in the year ended March 31, 1997. See "The Hua Yang
    Acquisition -- Accounting Treatment" in the Prospectus.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                                                       DECEMBER 31, 1997
                                                           ------------------------------------------
                                                                            PRO FORMA
                                                           RESTATED(A)     ADJUSTMENTS      PRO FORMA
                                                           -----------     -----------      ---------
ASSETS:
Current assets:
  Cash and bank deposits.................................    $20,510         $  (870)(b)    $   8,802
                                                                                (838)(c)
                                                                              (5,000)(d)
                                                                              (5,000)(f)
  Accounts receivable, net...............................     27,025                           27,025
  Bills receivable.......................................      1,257                            1,257
  Due from related companies.............................         11                               11
  Deposits and prepayments...............................      3,649             870(b)         4,157
                                                                                (362)(c)
  Inventories, net.......................................     14,145                           14,145
                                                           -----------                      ---------
          Total current assets...........................     66,597                           55,397
Property, machinery, equipment and capital leases, net...     29,310                           29,310
Long-term investment.....................................        179                              179
Goodwill, net............................................         60          12,190(e)        12,250
                                                           -----------                      ---------
          Total assets...................................    $96,146                        $  97,136
                                                           =========                         ========
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY:
Current liabilities:
  Capital lease obligations, current portion.............    $ 1,284         $              $   1,284
  Accounts payable.......................................      5,899                            5,899
  Receipts in advance....................................      3,109                            3,109
  Accrued liabilities....................................     13,109                           13,109
  Taxation payable.......................................      1,801                            1,801
                                                           -----------                      ---------
          Total current liabilities......................     25,202                           25,202
Long-term revolving bank loan facility...................         --          30,000(f)        30,000
Capital lease obligations, non-current portion...........      1,772                            1,772
Deferred taxation........................................        120                              120
                                                           -----------                      ---------
          Total liabilities..............................     27,094                           57,094
Minority interests.......................................     18,346         (16,696)(g)        1,650
Shareholders' equity.....................................     50,706           5,125(h)        38,392
                                                                             (14,836)(i)
                                                                                (504)(c)
                                                                              (2,099)(j)
                                                           -----------                      ---------
          Total liabilities, minority interests and
            shareholders' equity.........................    $96,146                        $  97,136
                                                           =========                         ========

(a) The financial statements of the Company include approximately 42% of the net assets of Hua Yang to give retroactive effect to the Hua Yang Acquisition as a reorganization of companies under common control, similar to a pooling of interests. See "The Hua Yang Acquisition -- Accounting Treatment" in the Prospectus.

(b) To record the payment of the underwriting and management fees with respect to the Credit Facility.

(c) To record the payment of transaction costs related to the Hua Yang Acquisition of approximately $1.2 million, with 42% of the total transaction cost being expensed, in respect of the portion of the acquisition accounted for as reorganization of companies under common control. See "The Hua Yang Acquisition -- Accounting Treatment" in the Prospectus.

(d) To record payment relating to the redemption of outstanding preferred stock of Hua Yang for $5.0 million upon completion of the Hua Yang Acquisition.

(e) To record goodwill resulting from the Hua Yang Acquisition:

        Purchase consideration(1).................................         $ 43,833
        Estimated transaction cost related to the Hua Yang
          Acquisition.............................................            1,200
                                                                           --------
                                                                             45,033
        Less: Net tangible assets of Hua Yang (excluding goodwill)
          after adjustment for the redemption of outstanding
          preferred stock for $5.0 million........................          (24,023)
                                                                           --------
                                                                             21,010
        Ownership of Hua Yang not held under common control.......             58.0%
                                                                           --------
        Goodwill..................................................         $ 12,190
                                                                           ========

---------------
        (1) Includes $35.0 million in cash and 666,667 Shares (after excluding 333,333 Shares to be issued subject to the Earn-Out) issued at a price, assumed for the purpose of the acquisition, of $13.25 per Share.

(f) To record the Credit Facility and $5.0 million in cash paid from the Company's working capital.

(g) To reverse minority interests in the net asset values of Hua Yang relating to shareholdings in Hua Yang other than those held under common control. The adjusted minority interests represents Zindart's minority equity interests in its mold-making subsidiaries.

(h) To record the issuance of approximately 58% of the 666,667 Shares (after excluding 333,333 Shares to be issued subject to the Earn-Out) to be issued to the holders of Shares of Hua Yang other than Shares held under common control at the closing of the Hua Yang Acquisition at a price, assumed for the purpose of the acquisition, of $13.25 per Share. Approximately 42% of the 666,667 Shares had been accounted for retroactively in the consolidated financial statements of the Company in respect of the portion of the acquisition accounted for as a reorganization of companies under common control. See "The Hua Yang Acquisition -- Accounting Treatment" in the Prospectus.

(i) To recognize approximately 42% of $35.0 million cash consideration ($30.0 million of which was financed by the Credit Facility and $5.0 million of which was paid from the Company's working capital) to be paid in respect of the portion of the Hua Yang Acquisition accounted for as a reorganization of companies under common control.

(j) To record approximately 42% of the redemption of outstanding preferred stock of Hua Yang in respect of the portion of the Hua Yang Acquisition accounted for as a reorganization of companies under common control.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Hua Yang Holdings Co., Ltd.:

     We have audited the accompanying consolidated balance sheets of Hua Yang Holdings Co., Ltd. (incorporated in the Cayman Islands; the "Company") and Subsidiaries (the "Group") as of March 31, 1996 and 1997, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the period from January 17, 1995 (date of incorporation) to March 31, 1995 and for the years ended March 31, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hua Yang Holdings Co., Ltd. and Subsidiaries as of March 31, 1996 and 1997, and the results of their operations and their cash flows for the period from January 17, 1995 (date of incorporation) to March 31, 1995 and for the years ended March 31, 1996 and 1997, in conformity with generally accepted accounting principles in the United States of America.

ARTHUR ANDERSEN & CO.
Certified Public Accountants
Hong Kong

Hong Kong,
January 27, 1998.

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    AS OF MARCH 31, 1996 AND 1997 (AUDITED)
                       AND DECEMBER 31, 1997 (UNAUDITED)

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

                                                                     MARCH 31,
                                                                  ---------------   DECEMBER 31,
                                                           NOTE    1996     1997        1997
                                                           ----   ------   ------   ------------
                                                                  $'000    $'000       $'000

                                                                                    (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and bank deposits.................................          2,973    8,755       7,316
  Accounts receivable, net...............................    4     8,045    7,553      13,819
  Bills receivable.......................................            351       --       1,257
  Due from ultimate holding company......................   16         3        6          11
  Due from related companies.............................   16       514      160          --
  Deposits and prepayments...............................            314      275         326
  Inventories, net.......................................    5     6,186    5,292       4,908
                                                                  ------   ------      ------
          Total current assets...........................         18,386   22,041      27,637
Property, machinery, equipment and capital leases, net...    6    10,234    9,916       9,479
Goodwill, net............................................    7    21,114   19,938      19,122
                                                                  ------   ------      ------
          Total assets...................................         49,734   51,895      56,238
                                                                  ======   ======      ======
                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term bank borrowings.............................    8       656      881          --
  Long-term bank loans, current portion..................   10        94       94          --
  Capital lease obligations, current portion.............   11       563      584         638
  Accounts payable.......................................          2,099    2,482       2,634
  Accrued liabilities....................................    9     2,154    1,965       3,387
  Taxation payable.......................................             --      146         667
                                                                  ------   ------      ------
          Total current liabilities......................          5,566    6,152       7,326
Long-term bank loans, non-current portion................   10       306      211          --
Capital lease obligations, non-current portion...........   11     1,887    1,275         767
                                                                  ------   ------      ------
          Total liabilities..............................          7,759    7,638       8,093
                                                                  ------   ------      ------
Shareholders' equity:
  Common stock, par value $0.0129 (equivalent of HK$0.1);
     authorized -- 30,000,000 shares as of March 31, 1996
     and 1997 and December 31, 1997; outstanding and
     fully paid -- 20,000,000 shares as of March 31, 1996
     and 20,176,471 shares as of March 31, 1997 and
     December 31, 1997...................................   12       258      260         260
  Preferred stock, par value $0.00129 (equivalent of
     HK$0.01); authorized -- 3,000,000,000 shares as of
     March 31, 1996 and 1997 and December 31, 1997;
     outstanding and fully paid -- 280,000,000 shares as
     of March 31, 1996 and 1997 and December 31, 1997....   12       363      363         363
  Additional paid-in capital.............................   12    35,813   35,873      35,873
  Retained earnings......................................          5,496    7,824      11,657
  Cumulative translation adjustments.....................             45      (63)         (8)
                                                                  ------   ------      ------
          Total shareholders' equity.....................         41,975   44,257      48,145
                                                                  ------   ------      ------
          Total liabilities and shareholders' equity.....         49,734   51,895      56,238
                                                                  ======   ======      ======

   The accompanying notes are an integral part of these financial statements.

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE PERIOD FROM JANUARY 17, 1995 (DATE OF INCORPORATION)
                        TO MARCH 31, 1995 (AUDITED) AND
             FOR THE YEARS ENDED MARCH 31, 1996 AND 1997 (AUDITED)
          AND NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 (UNAUDITED)

                  (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS)

                                                                                  NINE MONTHS ENDED
                                            PERIOD/YEAR ENDED MARCH 31,             DECEMBER 31,
                                        ------------------------------------   -----------------------
                                 NOTE      1995         1996         1997         1996         1997
                                 ----   ----------   ----------   ----------   ----------   ----------
                                          $'000        $'000        $'000        $'000        $'000

                                                                               (UNAUDITED)  (UNAUDITED)
Net sales......................  17.a        6,600       36,403       33,409       26,671       32,813
Cost of goods sold.............             (4,827)     (22,794)     (23,656)     (18,657)     (22,177)
                                        ----------   ----------   ----------   ----------   ----------
     Gross profit..............              1,773       13,609        9,753        8,014       10,636
Selling, general and
  administrative expenses......             (1,698)      (6,660)      (5,888)      (4,579)      (5,689)
Interest expenses..............                 (2)        (221)        (282)        (222)        (137)
Interest income................                  3           40          127           60          364
Other income (expenses), net...                 23          (14)         (60)          12           (4)
Amortization of goodwill.......               (234)      (1,123)      (1,176)        (842)        (816)
                                        ----------   ----------   ----------   ----------   ----------
     Income (Loss) before
       income taxes............               (135)       5,631        2,474        2,443        4,354
Provision for income taxes.....    13           --           --         (146)        (114)        (521)
                                        ----------   ----------   ----------   ----------   ----------
     Net income (loss).........               (135)       5,631        2,328        2,329        3,833
                                        ==========   ==========   ==========   ==========   ==========
Earnings (Loss) per common
  share........................         $    (0.01)  $     0.28   $     0.12   $     0.12   $     0.19
                                        ==========   ==========   ==========   ==========   ==========
Weighted average number of
  common shares outstanding....         20,000,000   20,000,000   20,077,840   20,033,844   20,176,471
                                        ==========   ==========   ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE PERIOD FROM JANUARY 17, 1995 (DATE OF INCORPORATION)
                        TO MARCH 31, 1995 (AUDITED) AND
             FOR THE YEARS ENDED MARCH 31, 1996 AND 1997 (AUDITED)
          AND NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 (UNAUDITED)

                  (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS)

                                                                                  NINE MONTHS ENDED
                                            PERIOD/YEAR ENDED MARCH 31,             DECEMBER 31,
                                         ----------------------------------     ---------------------
                                           1995         1996         1997         1996         1997
                                         --------     --------     --------     --------     --------
                                                                                (UNAUDITED)  (UNAUDITED)
Cash flows from operating activities:
Net income (loss)......................      (135)       5,631        2,328        2,329        3,833
Adjustments to reconcile net income
  (loss) to net cash provided by (used
  in) operating activities --
  Amortization of goodwill.............       234        1,123        1,176          842          816
  Depreciation of property, machinery
     and equipment.....................       157          869        1,151          629          938
  Net (gain) loss on disposals of
     property, machinery and
     equipment.........................         7           (7)           6           45           49
  Provision for permanent diminution in
     value on investment in a
     subsidiary........................        --           --           84           --           --
  Others...............................        --           --           62           62           --
(Increase) Decrease in operating
  assets --
  Accounts receivable, net.............       921         (565)         492       (1,716)      (6,266)
  Bills receivable.....................      (143)        (208)         351          351       (1,257)
  Deposits and prepayments.............        59         (200)          39         (100)         (51)
  Inventories, net.....................      (912)        (791)         894        1,342          384
Increase (Decrease) in operating
  liabilities --
  Accounts payable.....................    (1,570)        (414)         383         (162)         152
  Accrued liabilities..................     1,308          845         (189)          20        1,422
  Taxation payable.....................        --           --          146          114          521
                                          -------      -------      -------      -------      -------
          Net cash provided by (used
            in) operating activities...       (74)       6,283        6,923        3,756          541
                                          -------      -------      -------      -------      -------
Cash flows from investing activities:
  Acquisition of new business, net of
     cash and bank deposits acquired...   (25,739)          --           --           --           --
  Increase in investment of a
     subsidiary........................        --           --         (323)        (323)          --
  Decrease in investment of a
     subsidiary........................        --           --          239          239           --
  Acquisition of property, machinery
     and equipment.....................    (1,539)      (4,177)        (890)        (480)        (705)
  Proceeds from disposals of property,
     machinery and equipment...........       212          233           51          168          155
  Increase in due from ultimate holding
     company...........................        --           (3)          (3)          (3)          (5)
  (Increase) Decrease in due from
     related companies.................      (409)        (105)         354           36          160
  Effect of cumulative translation
     adjustments.......................        47           (2)        (108)         (28)          55
                                          -------      -------      -------      -------      -------
          Net cash used in investing
            activities.................   (27,428)      (4,054)        (680)        (391)        (340)

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE PERIOD FROM JANUARY 17, 1995 (DATE OF INCORPORATION)
                        TO MARCH 31, 1995 (AUDITED) AND
             FOR THE YEARS ENDED MARCH 31, 1996 AND 1997 (AUDITED)
    AND NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 (UNAUDITED) (CONTINUED)

                  (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS)

                                                                                 NINE MONTHS ENDED
                                             PERIOD/YEAR ENDED MARCH 31,            DECEMBER 31,
                                            -----------------------------    --------------------------
                                             1995       1996       1997         1996           1997
                                            -------    -------    -------    -----------    -----------
                                             $'000      $'000      $'000        $'000          $'000
                                                                             (UNAUDITED)    (UNAUDITED)
Cash flows from financing activities:
  Net proceeds from issuance of common
     stock and preferred stock............   27,326         --         --           --             --
  Increase (Decrease) in bank
     overdrafts...........................      294         --        522           --           (522)
  New import trust receipt bank loans.....       --      4,681      2,511        1,878          1,722
  Repayment of import trust receipt bank
     loans................................       --     (4,319)    (2,808)      (2,287)        (2,081)
  New long-term bank loans................       --        471         --           --             --
  Repayment of long-term bank loans.......       --        (71)       (95)         (71)          (305)
  New capital lease obligations...........       --      2,545         --           --             --
  Repayment of capital element of capital
     lease obligations....................       --        (95)      (591)        (435)          (454)
  Increase (Decrease) in due to a related
     company..............................       72        (72)        --           --             --
  Repayment of due to a director..........       --     (2,586)        --           --             --
                                            -------    -------    -------      -------        -------
          Net cash provided by (used in)
            financing activities..........   27,692        554       (461)        (915)        (1,640)
                                            -------    -------    -------      -------        -------
Net increase (decrease) in cash and bank
  deposits................................      190      2,783      5,782        2,450         (1,439)
Cash and bank deposits, as of beginning of
  period/year.............................       --        190      2,973        2,973          8,755
                                            -------    -------    -------      -------        -------
Cash and bank deposits, as of end of
  period/year.............................      190      2,973      8,755        5,423          7,316
                                            =======    =======    =======      =======        =======

   The accompanying notes are an integral part of these financial statements.

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          FOR THE PERIOD FROM JANUARY 17, 1995 (DATE OF INCORPORATION)
                        TO MARCH 31, 1995 (AUDITED) AND
             FOR THE YEARS ENDED MARCH 31, 1996 AND 1997 (AUDITED)
              AND NINE MONTHS ENDED DECEMBER 31, 1997 (UNAUDITED)

                  (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS)

                                                      PREFERRED STOCK
                                   COMMON STOCK      ------------------   ADDITIONAL              CUMULATIVE
                                ------------------   NUMBER OF             PAID-IN     RETAINED   TRANSLATION
                                NUMBER OF   AMOUNT    SHARES     AMOUNT    CAPITAL     EARNINGS   ADJUSTMENTS
                                 SHARES     ------   ---------   ------   ----------   --------   -----------
                                ---------   $'000      '000      $'000      $'000       $'000        $'000
                                  '000
Balance as of January 17, 1995
  (date of incorporation).....        --       --          --       --           --          --         --
Issuance of common stock and
  preferred stock for cash....    15,000      194     210,000      272       26,860          --         --
Issuance of common stock and
  preferred stock for
  acquisition of business
  (Note 1)....................     5,000       64      70,000       91        8,953          --         --
Net loss......................        --       --          --       --           --        (135)        --
Translation adjustments.......        --       --          --       --           --          --         47
                                  ------      ---     -------      ---       ------      ------       ----
Balance as of March 31,
  1995........................    20,000      258     280,000      363       35,813        (135)        47
Net income....................        --       --          --       --           --       5,631         --
Translation adjustments.......        --       --          --       --           --          --         (2)
                                  ------      ---     -------      ---       ------      ------       ----
Balance as of March 31,
  1996........................    20,000      258     280,000      363       35,813       5,496         45
Issuance of common stock......       176        2          --       --           60          --         --
Net income....................        --       --          --       --           --       2,328         --
Translation adjustments.......        --       --          --       --           --          --       (108)
                                  ------      ---     -------      ---       ------      ------       ----
Balance as of March 31,
  1997........................    20,176      260     280,000      363       35,873       7,824        (63)
Net income (unaudited)........        --       --          --       --           --       3,833         --
Translation adjustments
  (unaudited).................        --       --          --       --           --          --         55
                                  ------      ---     -------      ---       ------      ------       ----
Balance as of December 31,
  1997 (unaudited)............    20,176      260     280,000      363       35,873      11,657         (8)
                                  ======      ===     =======      ===       ======      ======       ====

   The accompanying notes are an integral part of these financial statements.

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

1.  ORGANIZATION AND PRINCIPAL ACTIVITIES

     Hua Yang Holdings Co., Ltd. (the "Company") was incorporated in the Cayman Islands on January 17, 1995. On January 26, 1995, the Company issued to HYP Holdings Limited (a company incorporated in the Cayman Islands) 15,000,000 shares of common stock for cash consideration of HK$0.10 per share (par value), and 210,000,000 shares of preferred stock for cash consideration of HK$1.00 per share (par value of HK$0.01 per share and premium of HK$0.99 per share), and raised an aggregate amount of HK$211,500,000 (equivalent to approximately $27,326,000). In January 1995, the Company through its wholly owned subsidiary -- Hua Yang Printing Holdings Co., Limited (a company incorporated in Hong Kong and formerly known as Hi-Link International Limited) acquired certain assets and liabilities and the major business operations of Hua Yang Printing Company Limited (a company incorporated in Hong Kong and majority owned by Mr. Karl Chan Kok Wai) for a consideration of HK$282,000,000 (equivalent to approximately $36,434,000), which was settled by cash of HK$211,500,000, 5,000,000 shares of common stock of the Company valued at HK$0.10 per share (par value), and 70,000,000 shares of preferred stock of the Company valued at HK$1.00 per share (par value of HK$0.01 per share and premium of HK$0.99 per share).

     On May 28, 1995, Hua Yang Printing Holdings Co., Limited entered into an agreement to establish a contractual joint venture in the People's Republic of China (the "PRC") to be operated for an initial term of operations of 15 years -- Shenzhen Huaxuan Printing Product Co., Ltd. ("SHPP"). Hua Yang Printing Holdings Co., Limited contributed to SHPP capital of Rmb20,000,000 (equivalent to approximately $2,418,000), representing 100% of the registered capital of SHPP. Pursuant to the joint venture agreement, Hua Yang Printing Holdings Co., Limited is entitled to all of the profit and has to assume all of the loss of SHPP, while the PRC joint venture partner is entitled to a pre-determined annual fee (see Note 14.b).

     On April 25, 1996, the Group invested in a 90% interest in Guangzhou Jin Yi Advertising Company Ltd., a contractual joint venture established in the PRC, for HK$2,500,000 (equivalent to approximately $323,000), and subsequently recovered HK$1,852,000 (equivalent to approximately $239,000) of its investment cost. As of March 31, 1997, the Group was in the process of dissolving Guangzhou Jin Yi Advertising Company Ltd. and had made full provision against the remaining balance of its investment in Guangzhou Jin Yi Advertising Company Ltd.

     On October 22, 1996, the Company issued to Mr. Karl Chan Kok Wai 176,471 shares of common stock of the Company in return for his executive services as a director of the Company. These shares were valued at approximately $62,000 (equivalent to approximately HK$2.72 per share -- par value of HK$0.10 per share and premium of HK$2.62 per share). As a result, the Company was 74.3% owned by HYP Holdings Limited and 25.7% owned by a company controlled by Mr. Karl Chan Kok Wai or Mr. Karl Chan Kok Wai.

     The Company is an investment holding company. Its wholly owned subsidiaries -- Hua Yang Printing Holdings Co., Limited and Shenzhen Huaxuan Printing Product Co., Ltd. are engaged in printing and assembly of books, paper box packaging and other paper products. The Group maintains its head office in Hong Kong where it coordinates sales and marketing, purchasing and certain administrative functions. Its production facilities are located in Guangdong Province, the PRC.

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

2.  SUBSIDIARIES

     Details of the Company's subsidiaries (which together with the Company are collectively referred to as the "Group") as of March 31, 1997 were as follows:

                                                               PERCENTAGE OF
                                                              EQUITY INTEREST
                                                PLACE OF      ATTRIBUTABLE TO         PRINCIPAL
                      NAME                    INCORPORATION      THE GROUP            ACTIVITIES
    ----------------------------------------  -------------   ----------------   --------------------
    Hua Yang Printing.......................  Hong Kong             100%         Printing and
      Holdings Co.,                                                                assembly of
      Limited                                                                      books and
                                                                                   specialty
                                                                                   packaging
    Shenzhen Huaxuan........................  The PRC               100%         Printing and
      Printing Product Co., Ltd.                                                   assembly of
      ("SHPP")                                                                     books and
                                                                                   specialty
                                                                                   packaging
    Guangzhou Jin Yi........................  The PRC                90%         Inactive
      Advertising Company
      Ltd.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. Basis of consolidation

     The consolidated financial statements include the accounts of the Company, its subsidiaries and its contractual joint ventures which are considered as de facto subsidiaries. All material intra-group balances and transactions have been eliminated on consolidation.

 b. Contractual joint ventures

     A contractual joint venture is an entity established between the Group and one or more other parties, with the rights and obligations of the joint venture partners governed by a contract. If the Group owns more than 50% of the joint venture and is able to govern and control its financial and operating policies and its board of directors, such joint venture is considered as a de facto subsidiary and is accounted for as a subsidiary.

 c. Inventories

     Inventories are stated at the lower of cost, on a first-in first-out basis, or market value. Costs of work-in-progress and finished goods are composed of direct materials, direct labour and an attributable portion of production overheads.

 d. Property, machinery, equipment and capital leases

     Property, machinery, equipment and capital leases are recorded at cost. Gains or losses on disposals are reflected in current operations. Depreciation for financial reporting purpose is provided using the straight-line method over the estimated useful lives of the assets as follows: land and buildings -- 50 years, machinery and tools -- 3 to 10 years, furniture and office equipment -- 5 to 8 years, and motor vehicles -- 4 years. All ordinary repair and maintenance costs are expensed as incurred.

     The Company recognizes an impairment loss on a fixed asset when evidence, such as the sum of expected future cash flows (undiscounted and without interest charges), indicates that future operations will not produce sufficient revenue to cover the related future costs, including depreciation, and when the carrying amount of the asset cannot be realized through sale. Measurement of the impairment loss is based on the fair value of the assets.

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  e. Goodwill

     Goodwill, being the excess of cost over the fair value of the net assets relating to the acquisition of the business of Hua Yang Printing Company Limited (see Note 1), is amortized on a straight-line basis over twenty years. The amortization recorded during the period/years ended March 31, 1995, 1996 and 1997 was approximately $234,000, $1,123,000 and $1,176,000, respectively, and during the nine months ended December 31, 1996 and 1997 was approximately $842,000 and $816,000, respectively. Accumulated amortization as of March 31, 1996 and 1997 and December 31, 1997 was approximately $1,357,000, $2,533,000 and
$3,349,000, respectively. Management assesses the remaining life of the goodwill annually, taking into consideration of current operating results and future prospects of the business.

  f. Sales

     Sales represent the invoiced value of merchandise supplied to customers. Sales are recognized when the merchandise is shipped and title passes to customers.

  g. Income taxes

     The Group accounts for income tax under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities.

  h. Operating leases

     Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

  i. Foreign currency translation

     The Company considers United States dollars as its functional currency as a substantial portion of the Group's business activities are based in United States dollars.

     The translation of the financial statements of subsidiaries into United States dollars is performed for balance sheet accounts using the closing exchange rate in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during each reporting period. The gains or losses resulting from translation are included in shareholders' equity separately as cumulative translation adjustments. Aggregate gains (losses) from foreign currency transactions included in the results of operations for the period/years ended March 31, 1995, 1996 and 1997 were approximately $27,000, $(60,000) and $6,000, respectively, and for the nine months ended December 31, 1996 and 1997 were approximately $6,000 and $(39,000), respectively.

  j. Earnings per common share

     Earnings per common share is computed by dividing net income for each period/year by the weighted average number of shares of common stock outstanding during the periods/years.

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  k. Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

  l. Fair value of financial instruments

     The Group's financial instruments consist of cash, cash equivalents, bills receivable, trade receivables and trade payables. The book values of these instruments are considered to be representative of their fair values.

4.  ACCOUNTS RECEIVABLE

     Accounts receivable comprised:

                                                                MARCH 31,
                                                             ---------------     DECEMBER 31,
                                                             1996      1997          1997
                                                             -----     -----     -------------
                                                             $'000     $'000         $'000
                                                                                  (UNAUDITED)
    Trade receivables......................................  8,313     8,267         14,416
    Less: Allowance for doubtful accounts..................   (268)     (714)          (597)
                                                             -----     -----         ------
    Accounts receivable, net...............................  8,045     7,553         13,819
                                                             =====     =====         ======

5.  INVENTORIES

     Inventories comprised:

                                                                MARCH 31,
                                                             ---------------     DECEMBER 31,
                                                             1996      1997          1997
                                                             -----     -----     -------------
                                                             $'000     $'000         $'000
                                                                                  (UNAUDITED)
    Raw materials..........................................  4,378     3,927          3,325
    Work-in-process........................................  1,472     1,142            735
    Finished goods.........................................    789       752          1,636
                                                             -----     -----          -----
                                                             6,639     5,821          5,696
    Less: Allowance for obsolescence.......................   (453)     (529)          (788)
                                                             -----     -----          -----
    Inventories, net.......................................  6,186     5,292          4,908
                                                             =====     =====          =====

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

6.  PROPERTY, MACHINERY, EQUIPMENT AND CAPITAL LEASES

     Property, machinery, equipment and capital leases comprised:

                                                               MARCH 31,
                                                           -----------------     DECEMBER 31,
                                                            1996       1997          1997
                                                           ------     ------     -------------
                                                           $'000     $'000           $'000
                                                                                  (UNAUDITED)
    Property, machinery and equipment:
      Land...............................................     357        357            357
      Buildings..........................................     357        357            357
      Machinery and tools................................   5,579      5,906          5,966
      Furniture and office equipment.....................   1,310      1,819          2,166
      Motor vehicles.....................................     178        165            214
    Capital leases:
      Machinery and tools................................   3,458      3,449          3,453
                                                           ------     ------         ------
    Cost.................................................  11,239     12,053         12,513
    Less: Accumulated depreciation:
      Property, machinery and equipment..................    (867)    (1,723)        (2,411)
      Capital leases.....................................    (138)      (414)          (623)
                                                           ------     ------         ------
    Property, machinery, equipment and capital leases,
      net................................................  10,234      9,916          9,479
                                                           ======     ======         ======

     Land and buildings were located in Hong Kong and were held under leases expiring in 2047.

     As of March 31, 1996 and 1997 and December 31, 1997, land and buildings with a net book value of approximately $710,000, $694,000 and Nil, respectively, and machinery with a net book value of approximately $4,908,000, $4,674,000 and $4,283,000, respectively, were mortgaged or otherwise pledged as collateral for the Group's banking facilities.

7.  GOODWILL

                                                               MARCH 31,
                                                           -----------------     DECEMBER 31,
                                                            1996       1997          1997
                                                           ------     ------     ------------
                                                           $'000     $'000          $'000
                                                                                 (UNAUDITED)
    Goodwill.............................................  22,471     22,471        22,471
    Less: Accumulated amortization.......................  (1,357)    (2,533)       (3,349)
                                                           ------     ------        ------
    Goodwill, net........................................  21,114     19,938        19,122
                                                           ======     ======        ======

8.  SHORT-TERM BANK BORROWINGS

     Short-term bank borrowings comprised:

                                                                  MARCH 31,
                                                               ---------------     DECEMBER 31,
                                                               1996      1997          1997
                                                               -----     -----     ------------
                                                               $'000     $'000        $'000
                                                                                   (UNAUDITED)
    Bank overdrafts..........................................    --       522           --
    Import trust receipt bank loans..........................   656       359           --
                                                                                        --
                                                                ---       ---
                                                                656       881           --
                                                                ===       ===           ==

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

8.  SHORT-TERM BANK BORROWINGS -- (CONTINUED)
     Short-term bank borrowings were denominated in Hong Kong dollars and bore interest at the floating commercial bank lending rates in Hong Kong, which ranged from 8.63% to 8.75% per annum as of March 31, 1997. They were collateralized by certain land and buildings, machinery, accounts receivable and inventories of the Group. They were drawn for working capital purposes and were renewable with the consent of the relevant banks.

     Supplemental information with respect to short-term bank borrowings for the year ended March 31, 1997 and for the nine months ended December 31, 1997 are as follows:

                                                MAXIMUM        AVERAGE
                                                AMOUNT         AMOUNT           WEIGHTED            WEIGHTED
                                              OUTSTANDING    OUTSTANDING    AVERAGE INTEREST    AVERAGE INTEREST
                                              DURING THE     DURING THE     RATE AT THE END     RATE DURING THE
                                              YEAR/PERIOD    YEAR/PERIOD     OF YEAR/PERIOD       YEAR/PERIOD
                                              -----------    -----------    ----------------    ----------------
                                                 $'000          $'000
YEAR ENDED MARCH 31, 1997
Bank overdrafts.............................     1,159           340              8.63%               8.69%
                                                 =====           ===              ====                ====
Import trust receipt bank loans.............       971           504              8.63%               8.63%
                                                 =====           ===              ====                ====
NINE MONTHS ENDED DECEMBER 31, 1997
  (UNAUDITED)
Bank overdrafts.............................       522           108                --                8.99%
                                                 =====           ===              ====                ====
Import trust receipt bank loans.............       359            46                --                8.63%
                                                 =====           ===              ====                ====

9.  ACCRUED LIABILITIES

     Accrued liabilities comprised:

                                                                MARCH 31,
                                                             ---------------     DECEMBER 31,
                                                             1996      1997          1997
                                                             -----     -----     -------------
                                                             $'000     $'000         $'000
                                                                                  (UNAUDITED)
    Accruals for operating expenses
      -- Subcontracting charges............................    348       314           687
      -- Salaries and bonus................................    165       385           500
      -- Freight charges...................................    224       225           271
      -- Others............................................    411       788           727
    Accruals for raw materials purchases...................  1,006       253           730
    Provision for claims...................................     --        --           472
                                                             -----     -----         -----
                                                             2,154     1,965         3,387
                                                             =====     =====         =====

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

10.  LONG-TERM BANK LOANS

     Long-term bank loans were denominated in Hong Kong dollars and bore interest at rates ranging from 10.50% to 11.00% per annum as of March 31, 1997. They were collateralized by certain land and buildings, machinery, accounts receivable and inventories of the Group, and were repayable as follows:

                                                                  MARCH 31,
                                                               ---------------     DECEMBER 31,
                                                               1996      1997          1997
                                                               -----     -----     -------------
                                                               $'000     $'000         $'000
                                                                                    (UNAUDITED)
    Payable during the following period
      -- Within one year.....................................    94        94             --
      -- Over one year but not exceeding two years...........    94        94             --
      -- Over two years but not exceeding three years........    94        94             --
      -- Over three years but not exceeding four years.......    94        23             --
      -- Over four years but not exceeding five years........    24        --             --
                                                               -----     ---- -        -----
    Total bank loans.........................................   400       305             --
    Less: Current portion....................................   (94)      (94)            --
                                                               -----     ---- -        -----
    Non-current portion......................................   306       211             --
                                                               =====     =====         =====

11.  CAPITAL LEASE OBLIGATIONS

     Future minimum lease payments under the capital leases, together with the present value of the minimum lease payments are:

                                                                MARCH 31,
                                                             ---------------     DECEMBER 31,
                                                             1996      1997          1997
                                                             -----     -----     -------------
                                                             $'000     $'000         $'000
                                                                                  (UNAUDITED)
    Payable during the following period
      -- Within one year...................................    781       779           780
      -- Over one year but not exceeding two years.........    781       779           770
      -- Over two years but not exceeding three years......    781       673            91
      -- Over three years but not exceeding four years.....    675        76            --
      -- Over four years but not exceeding five years......     77        --            --
                                                             -----     -----         -----
    Total minimum lease payments...........................  3,095     2,307         1,641
    Less: Amount representing interest.....................   (645)     (448)         (236)
                                                             -----     -----         -----
    Present value of minimum lease payments................  2,450     1,859         1,405
    Less: Current portion..................................   (563)     (584)         (638)
                                                             -----     -----         -----
    Non-current portion....................................  1,887     1,275           767
                                                             =====     =====         =====

12.  SHARE CAPITAL

     Upon incorporation, the Company had an authorized share capital of HK$33,000,000, divided into 30,000,000 shares of common stock with a par value of HK$0.10 per share and 300,000,000 shares of preferred stock with a par value of HK$0.10 per share. On January 26, 1995, the Company consummated a 10 for 1 stock split of its preferred stock and as a result 3,000,000,000 shares of preferred stock with a par value of HK$0.01 per share were authorized. The preferred stock is redeemable at HK$1.00 per share upon approval

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

12.  SHARE CAPITAL -- (CONTINUED)
by the Company's Board of Directors, carries no voting rights, is not entitled to dividends, and must be redeemed in full upon winding up before any distribution is made to holders of common stock.

     Subsequent to the stock split on January 26, 1995, the Company issued 15,000,000 shares of common stock for cash consideration of HK$0.1 per share (par value) and 210,000,000 shares of preferred stock for cash consideration of HK$1.00 per share (par value of HK$0.01 per share and premium of HK$0.99 per share). In addition, the Company issued 5,000,000 shares of common stock at a value of HK$0.10 per share (par value) and 70,000,000 shares of preferred stock at a value of HK$1.00 per share (par value of HK$0.01 per share and premium of HK$0.99 per share) as part of the consideration for the acquisition of certain assets, liabilities and the major business operations of Hua Yang Printing Company Limited (see Note 1).

     On October 22, 1996, the Company issued to Mr. Karl Chan Kok Wai 176,471 shares of common stock in return for his executive services as a director of the Company, with the shares valued at approximately $62,000, representing a per share par value of HK$0.10 and premium of HK$2.62.

13.  INCOME TAXES

     The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate. The Company is incorporated under the Companies Law of the Cayman Islands as a limited liability exempted company and, accordingly, is exempted from payment of the Cayman Islands income taxes until 2014. The Hong Kong subsidiary is subject to Hong Kong profits tax at a rate of 16.5%. The joint venture enterprise -- SHPP is established in a special economic zone in the PRC and is subject to PRC income taxes at a rate of 15%. However, SHPP is exempted from PRC state and local income taxes for two years starting from the first year of profitable operations and then followed by a 50% reduction for the next three years. The first profitable year for SHPP was the year ended March 31, 1997.

     If the tax holiday for SHPP did not exist, the Group's income tax liabilities would have been increased by approximately Nil and $246,000 for the years ended March 31, 1996 and 1997, respectively, and approximately $273,000 and $376,000 for the nine months ended December 31, 1996 and 1997, respectively.

     Provision for income taxes for the year ended March 31, 1997 and for the nine months ended December 31, 1996 and 1997 represented provision for current Hong Kong profits tax. The reconciliation of the Hong Kong statutory profits tax rate to the effective income tax rate based on income (loss) before income taxes stated in the consolidated statements of operations is as follows:

                                             PERIOD/YEAR ENDED               NINE MONTHS ENDED
                                                  MARCH 1,                     DECEMBER 31,
                                          -------------------------     ---------------------------
                                          1995      1996      1997         1996            1997
                                          -----     -----     -----     -----------     -----------
                                                                        (UNAUDITED)     (UNAUDITED)
    Hong Kong statutory profits tax
      rate..............................   16.5%     16.5%     16.5%        16.5%           16.5%
    Effect of tax exemption for SHPP....     --        --     (11.0)%      (12.3)%          (7.7)%
    Non-taxable income arising from
      activities which qualified as
      offshore..........................     --      (2.3)%      --           --              --
    Non-taxable/non-deductible
      activities........................     --       5.2%      7.7%         6.1%            3.2%
    Tax loss not recognized.............  (16.5)%   (19.4)%    (7.3)%       (5.6)%            --
                                          -----     -----     -----        -----           -----
    Effective income tax rate...........     --        --       5.9%         4.7%           12.0%
                                          =====     =====     =====        =====           =====

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

14.  COMMITMENTS

  a. Operating lease commitments

     The Group has various operating lease agreements for factory premises, which extend through 2007. Rental expenses for the period/years ended March 31, 1995, 1996 and 1997 were approximately $176,000, $941,000 and $929,000, respectively, and for the nine months ended December 31, 1996 and 1997 were approximately $697,000 and $544,000, respectively. Most leases contain renewal options. Future minimum rental payments as of March 31, 1997 and December 31, 1997, under agreements classified as operating leases with non-cancellable terms in excess of one year, are as follows:

                                                                  MARCH 31,     DECEMBER 31,
                                                                    1997            1997
                                                                  ---------     ------------
                                                                    $'000          $'000
                                                                                (UNAUDITED)
    Payable during the following period
      -- Within one year........................................      546             326
      -- Over one year but not exceeding two years..............      533             169
      -- Over two years but not exceeding three years...........      323              78
      -- Over three years but not exceeding four years..........      303              73
      -- Over four years but not exceeding five years...........      303              73
      -- Thereafter.............................................    1,244             343
                                                                    -----           -----
                                                                    3,252           1,062
                                                                    =====           =====

  b. Commitment related to a contractual joint venture

     Under the joint venture agreement for the establishment of Shenzhen Huaxuan Printing Product Co., Ltd., the Group has committed to pay a pre-determined annual fee to the third-party joint venture partner during the period from October 1995 to October 2010. As of March 31, 1997 and December 31, 1997, the total commitment for this pre-determined fee are $6,626,000 and $6,367,000, respectively, which are analyzed as follows:

                                                                  MARCH 31,     DECEMBER 31,
                                                                    1997            1997
                                                                  ---------     ------------
                                                                    $'000          $'000
                                                                                (UNAUDITED)
    Payable during the following period
      -- Within one year........................................      354             368
      -- Over one year but not exceeding two years..............      372             387
      -- Over two years but not exceeding three years...........      390             406
      -- Over three years but not exceeding four years..........      410             426
      -- Over four years but not exceeding five years...........      430             447
      -- Thereafter.............................................    4,670           4,333
                                                                    -----           -----
                                                                    6,626           6,367
                                                                    =====           =====

15.  BANKING FACILITIES

     As of March 31, 1997 and December 31, 1997, the Group had banking facilities of approximately $15,247,000 and $14,961,000, respectively, for overdrafts, loans and trade financing. Unused facilities as of the same dates amounted to approximately $13,415,000 and $14,961,000, respectively. These facilities were secured by:

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

15.  BANKING FACILITIES -- (CONTINUED)
          a. mortgages over the Group's land and buildings with a net book value of approximately $694,000 and Nil as of March 31, 1997 and December 31, 1997, respectively;

          b. pledges over the Group's machinery with a net book value of approximately $4,674,000 and $4,283,000 as of March 31, 1997 and December 31, 1997, respectively; and

        c. floating charge on all of the Group's accounts receivable and inventories.

16.  RELATED PARTY TRANSACTIONS

     The Group entered into the following transactions with related companies:

                                               PERIOD/YEAR ENDED             NINE MONTHS ENDED
                                                   MARCH 31,                   DECEMBER 31,
                                             ----------------------     ---------------------------
                                             1995     1996     1997        1996            1997
                                             ----     ----     ----     -----------     -----------
                                             $'000    $'000    $'000       $'000           $'000

                                                                        (UNAUDITED)     (UNAUDITED)
    Purchase of assets from Jumbo Light
      International Limited (Note a)
      -- Inventories.......................   --       59       --           --              --
      -- Equipment.........................   --      154       --           --              --
    Management fee paid to ZIC Holdings
      Limited (Note b).....................  105      421       --           --              --
    Rental expenses paid to Mr. Karl Chan
      Kok Wai, a director, and a company
      majority owned by him................  176      338      338          253             253
                                             ===      ===      ===          ===

     The Group had the following outstanding balances with related companies:

                                                                  MARCH 31,
                                                                -------------     DECEMBER 31,
                                                                1996     1997         1997
                                                                ----     ----     -------------
                                                               $'000    $'000         $'000
                                                                                   (UNAUDITED)
    Due from HYP Holdings Limited, the
      ultimate holding company................................    3        6            11
                                                                ===      ===            ==
    Due from related companies
      -- Jumbo Light International Limited
         (Note a).............................................  184      160            --
      -- Hua Yang Printing Company Limited
         (Note a).............................................  319       --            --
      -- ZIC Holdings Limited (Note b)........................   11       --            --
                                                                ---      ---
                                                                514      160            --
                                                                ===      ===            ==

     The balances due from the ultimate holding company and the related companies were unsecured, non-interest bearing and without pre-determined repayment terms.

NOTES --

     a. Jumbo Light International Limited and Hua Yang Printing Company Limited are beneficially owned by Mr. Karl Chan Kok Wai, who is a director of and has beneficial interest in the Company.

     b. ZIC Holdings Limited is a company in which certain directors of the Company are also directors.

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

17.  SEGMENTAL ANALYSIS

  a. Net sales

     Net sales comprised:

                                                   PERIOD/YEAR ENDED          NINE MONTHS ENDED
                                                       MARCH 31,                DECEMBER 31,
                                                -----------------------   -------------------------
                                                1995     1996     1997       1996          1997
                                                -----   ------   ------   -----------   -----------
                                                 $'000   $'000    $'000       $'000         $'000
                                                                          (UNAUDITED)   (UNAUDITED)
    Sales of books............................  5,369   25,831   17,697      15,103        18,896
    Sales of paper box packaging..............    852    8,271   13,053       9,436        12,788
    Others....................................    379    2,301    2,659       2,132         1,129
                                                -----   ------   ------      ------        ------
                                                6,600   36,403   33,409      26,671        32,813
                                                =====   ======   ======      ======        ======

     Geographical analysis of net sales is as follows:

                                                   PERIOD/YEAR ENDED          NINE MONTHS ENDED
                                                       MARCH 31,                 DECEMBER 31,
                                                -----------------------   -------------------------
                                                1995     1996     1997       1996          1997
                                                -----   ------   ------   -----------   -----------
                                                 $'000   $'000    $'000       $'000         $'000
                                                                          (UNAUDITED)   (UNAUDITED)
    Hong Kong.................................  2,109    9,543    5,422       4,435         4,367
    U.S.A. (export sales).....................  3,399   20,228   19,244      14,821        17,461
    United Kingdom (export sales).............    581    3,358    5,176       4,419         5,651
    Europe except United Kingdom (export
      sales)..................................     71      856    1,714       1,679         2,073
    Others (export sales).....................    440    2,418    1,853       1,317         3,261
                                                -----   ------   ------      ------        ------
                                                6,600   36,403   33,409      26,671        32,813
                                                =====   ======   ======      ======        ======

  b. Assets

     Substantially all of the Group's assets are located in Hong Kong and the PRC.

  c. Major customers

     Details of individual customers accounting for more than 5% of the Group's sales are as follows:

                                                     PERIOD/YEAR ENDED        NINE MONTHS ENDED
                                                         MARCH 31,              DECEMBER 31,
                                                     ------------------   -------------------------
                                                     1995   1996   1997      1996          1997
                                                     ----   ----   ----   -----------   -----------
                                                                          (UNAUDITED)   (UNAUDITED)
    Mattel HK Ltd. ................................   3.0%  12.8%  23.8%      20.4%         26.0%
    Jetta Co., Ltd. ...............................  11.8%  10.8%  12.1%      12.3%         11.2%
    Intervisual Books Inc. ........................  17.9%  12.4%  10.6%      13.0%          8.8%
    Imago Publishing Ltd. .........................   4.0%   4.8%   6.5%       7.7%          2.6%
    The Putnam Publishing Group....................   9.5%   5.4%   5.9%       5.2%          0.7%
    Joshua Morris Publishing Inc./Victoria House
      Publishing Ltd. .............................  11.6%   9.5%   4.7%       5.7%          7.4%
    Watermark International Inc. ..................   6.4%   0.8%   0.7%       0.9%          0.8%
    UR1 International Fty. Ltd.....................    --     --    3.8%        --           5.7%
    Van Der Meer Paper Design Ltd..................   5.0%   3.7%   2.7%       3.4%          5.1%
                                                     ====   ====   ====       ====          ====

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

17.  SEGMENTAL ANALYSIS -- (CONTINUED)
  d. Major suppliers

     Details of individual suppliers accounting for more than 5% of the Group's purchases are as follows:

                                                      PERIOD/YEAR ENDED       NINE MONTHS ENDED
                                                          MARCH 31,             DECEMBER 31,
                                                      -----------------   -------------------------
                                                      1995  1996   1997      1996          1997
                                                      ---   ----   ----   -----------   -----------
                                                                          (UNAUDITED)   (UNAUDITED)
    Mattel Toys (H.K.) Ltd. ........................   --    6.7%  16.3%      14.3%         12.5%
    Sun Hing Paper Co. Ltd. ........................  5.8%  10.0%   9.7%       9.8%         10.5%
    Sung Kee Hong Ltd. .............................  6.9%   8.6%   9.6%       8.8%         10.8%
    U Kwong Industrial Ltd. ........................  0.7%   4.1%   8.3%       7.0%          6.2%
    Votra Hymsum Ltd. ..............................  1.1%  12.5%   1.0%       1.0%          0.9%
    Spicer Paper (H.K.) Ltd. .......................  6.9%   4.5%   2.1%       2.0%          0.9%
    Yuen Cheung Paper Merchant......................  2.0%   4.0%   4.6%       4.3%          8.6%
    Riverwood International Asia Pacific............   --     --    3.8%       2.0%          6.3%
                                                      ===   ====   ====       ====          ====

18.  OPERATING RISK

  a. Country risk

     The Group's operations are conducted in Hong Kong and the PRC. Accordingly, the Group's business, financial condition and results of operations may be influenced by the political, economic and legal environments in Hong Kong and the PRC, and by the general state of the Hong Kong and the PRC economies.

     Effective from July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC, and Hong Kong became a Special Administrative Region of the PRC (the "Hong Kong SAR"). As provided in the Basic Law of the Hong Kong SAR of the PRC, the Hong Kong SAR will have full economic autonomy and its own legislative, legal and judicial systems for fifty years. The Group's management does not believe that the transfer of sovereignty over Hong Kong has an adverse impact on the Company's financial and operating environment. There can be no assurance, however, that changes in political or other conditions will not result in such an adverse impact.

     The Group's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

  b. Dependence on strategic relationship

     The Group conducts its manufacturing operations through a contractual joint venture (SHPP) established between the Group and a PRC party. The deterioration of this strategic relationship may have an adverse effect on the operations of the Group.

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

18.  OPERATING RISK -- (CONTINUED)
  c. Concentration of credit risk

     Concentration of accounts receivable as of March 31, 1996 and 1997 and December 31, 1997 are as follows:

                                                                  MARCH 31,
                                                                -------------     DECEMBER 31,
                                                                1996     1997         1997
                                                                ----     ----     ------------
                                                                $'000    $'000       $'000
                                                                                  (UNAUDITED)
    Five largest accounts receivable..........................   49%      61%          58%
                                                                ====     ====         ===

     The Group performs ongoing credit evaluation of each customer's financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management's projections.

19.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     a. Cash paid for interest is as follows:

                                                PERIOD/YEAR ENDED              NINE MONTHS ENDED
                                                    MARCH 31,                    DECEMBER 31,
                                            -------------------------     ---------------------------
                                            1995      1996      1997         1996            1997
                                            -----     -----     -----     -----------     -----------
                                            $'000     $'000     $'000        $'000           $'000
                                                                          (UNAUDITED)     (UNAUDITED)


    Interest..............................    2        221       282          222             137
                                            ====      ====      ====         ====            ====

     b. Supplemental disclosure of non-cash investing activities:

     During the year ended March 31, 1996, the Group entered into capital lease arrangements to purchase property, machinery and equipment with a total capital value at the inception of leases of approximately $2,545,000.

     c. Supplemental disclosure of non-cash financing activities:

                                               PERIOD/YEAR ENDED              NINE MONTHS ENDED
                                                   MARCH 31,                    DECEMBER 31,
                                           -------------------------     ---------------------------
                                           1995      1996      1997         1996            1997
                                           -----     -----     -----     -----------     -----------
                                           $'000     $'000     $'000        $'000           $'000
                                                                         (UNAUDITED)     (UNAUDITED)


    Issuance of common stock and
      preferred stock for acquisition of
      business (NOTE 1)..................  9,108       --        --           --              --
                                            ====     ====      ====         ====            ====

                  HUA YANG HOLDINGS CO., LTD. AND SUBSIDIARIES

19.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -- (CONTINUED)
     d. Supplemental disclosure of investing activities:

                                              PERIOD/YEAR ENDED               NINE MONTHS ENDED
                                                  MARCH 31,                     DECEMBER 31,
                                          --------------------------     ---------------------------
                                           1995      1996      1997         1996            1997
                                          ------     -----     -----     -----------     -----------
                                          $'000      $'000     $'000        $'000           $'000
                                                                         (UNAUDITED)     (UNAUDITED)


    Fair value of assets acquired.......  20,625       --        --           --              --
    Liabilities assumed.................  (6,662)      --        --           --              --
    Goodwill............................  22,471       --        --           --              --
    Common stock issued.................  (9,108)      --        --           --              --
                                             ---     -----     ---- -     ---- -          ---- -
    Cash paid...........................  27,326       --        --           --              --
    Less: Cash acquired.................  (1,587)      --        --           --              --
                                             ---     -----     ---- -     ---- -          ---- -
    Net cash paid for acquisition of      25,739       --        --           --              --
      business..........................
                                          ======     =====     =====       =====           =====

20.  OTHER SUPPLEMENTAL INFORMATION

     The following items were included in the consolidated statements of operations:

                                              PERIOD/YEAR ENDED              NINE MONTHS ENDED
                                                  MARCH 31,                    DECEMBER 31,
                                          -------------------------     ---------------------------
                                          1995      1996      1997         1996            1997
                                          -----     -----     -----     -----------     -----------
                                          $'000     $'000     $'000        $'000           $'000
                                                                        (UNAUDITED)     (UNAUDITED)


    Depreciation of property, machinery
      and equipment
      -- owned assets...................   157        731       875          422             731
      -- assets held under capital
         leases.........................    --        138       276          207             207
    Provision for bad and doubtful trade
      receivables.......................   268         --       446           59             408
    Provision for slow-moving and
      obsolete inventories..............   453         --        76           58             259
    Provision for claims................    --         --        --           --             472
    Provision for permanent diminution
      in value of investment in a
      subsidiary........................    --         --        84           --              --
    Interest expenses for
      -- bank overdrafts and loans......     2        172        85           68               9
      -- capital lease obligations......    --         49       197          154             128
    Operating lease rentals for
      premises..........................   176        941       929          697             544
    Repairs and maintenance expenses....    15         11        10            8              10
    Salary and employee benefits........   703      4,580     5,004        3,967           3,750
    Interest income from bank
      deposits..........................     3         40       127           60             364
    Net foreign exchange gain (loss)....    27        (60)        6            6             (39)
                                           ===      =====     =====        =====           =====

Exhibits


        99.1(1) Exchange Agreement among Zindart Limited, Hua Yang Holdings
                Co. Limited, Hua Yang Printing Holdings Co. Limited, the shareholders of Hua Yang Holdings Co. Limited and certain beneficial owners of such shareholders.

        99.2(1) Revolving Credit Facility Agreement among Zindart Limited,
                Credit Suisse First Boston Hong Kong Branch, Credit Suisse First Boston Singapore Branch, Credit Suisse First Boston Labuan Branch and Standard Chartered Bank dated as of February 9, 1998

        99.3 Consent from Arthur Andersen & Co. to the Company, dated March 2, 1998, with respect to the use of Arthur Andersen & Co.'s reports on the consolidated financial statements of Hua Yang Holdings Co., Ltd. and subsidiaries as of March 31, 1996 and 1997, and for the period from January 17, 1995 (date of incorporation) to March 31, 1995 and for the years ended March 31, 1996 and 1997 contained elsewhere in this Form 6-K.





--------
(1) Incorporated by reference to Exhibits 2.1 and 10.10 to the Company's Registration Statement on Form F-1, dated as of December 23, 1997, as amended.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Zindart Limited



Date:  March 4, 1998                          By  /s/ Feather S.Y. Fok
       ---------------                            --------------------
                                                    Feather S.Y. Fok
                                                    Chief Financial Officer and
                                                    Chief Operating Officer

                                 EXHIBIT INDEX

                                                                                   Sequentially
                                                                                     Numbered
Exhibit                             Discription                                        Page
-------                             -----------                                        ____

        99.1(1) Exchange Agreement among Zindart Limited, Hua Yang Holdings
                Co. Limited, Hua Yang Printing Holdings Co. Limited, the
                shareholders of Hua Yang Holdings Co. Limited and certain
                beneficial owners of such shareholders................................

        99.2(1) Revolving Credit Facility Agreement among Zindart Limited,
                Credit Suisse First Boston Hong Kong Branch, Credit Suisse First
                Boston Singapore Branch, Credit Suisse First Boston Labuan
                Branch and Standard Chartered Bank dated as of February 9, 1998.......

        99.3    Consent from Arthur Andersen & Co. to the Company, dated March
                2, 1998, with respect to the use of Arthur Andersen & Co.'s reports on the consolidated financial statements of Hua Yang
                Holdings Co., Ltd. and subsidiaries as of March 31, 1996 and
                1997, and for the period from January 17, 1995 (date of
                incorporation) to March 31, 1995 and for the years ended March
                31, 1996 and 1997 contained elsewhere in this Form 6-K................

--------
(1) Incorporated by reference to Exhibits 2.1 and 10.10 to the Company's Registration Statement on Form F-1, dated as of December 23, 1997, as amended.